March 22, 2023

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs / Mesdames

Re: Liquid Media Group Ltd. (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated March 16, 2023 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants